

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

<u>Via E-mail</u>
Marc Urbach
President
You On Demand Holdings, Inc.
27 Union Square
West Suite 502
New York, NY 10003

> **Re:** **You On Demand Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 8, 2013**
> **File No. 001-35561**

Dear Mr. Urbach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing us with proposed changes and revisions for your future amendment. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Reconcile your disclosure throughout this document to state whether the entities you which you refer as "our," are VIEs or JVs. We note, *by way of example only*, that on page 4, you refer to "Jinan Broadband," also known as Jinan Guangdian Jia He Broadband Co., Ltd., as a PRC joint venture owned 51% by "WFOE" and 40% by "Jinan Parent." On pages 5 and 28, you refer to such Jinan Broadband as a VIE. We note that Jinan Broadband accounted for approximately 75% and 62% of your revenues in 2012 and 2011, respectively. Risks of the exact structure and type of holding should be clarified to investors. We note the same inconsistencies with respect to other entities disclosed in this document. For example Shandong Media is alternately referred to as a JV and VIE.

2. We note that on July 31, 2013, the sale of your 51% equity interest in Jinan Broadband to Shandong Broadcast became final. We also note that for the nine months ended September 30, 2013, the revenue from discounted operations was $3.1 million (seven months unaudited) and the revenue from continued operations was $0.14 million. Thus, it appears that your 51% interest in Jinan Broadband represented a significant portion of your revenue generating assets. We also note that it appears that you have not filed a proxy statement on Schedule 14A seeking shareholder approval for this disposition or an information statement on Schedule 14C disclosing action by written consent. Please tell us how you have analyzed this transaction for purposes of compliance with Nevada corporate law regarding shareholder approval of the disposition. We may have further comment upon reviewing your response.

Corporate Structure, page 8

3. Revise your organizational chart to include full names of all entities, shareholders, nominee shareholders, JV and VIE agreements, indicated separately, with footnotes identifying natural persons and listing all JV, VIE and Trust agreements by name, signatories, and date of effectiveness. By way of *example only*, we note that the following should be depicted with clarity in your chart:

- Your WFOE name;
- Label VIEs and JVs clearly, for example, we note your disclosure on page 27 that Zhong Hai Video is an 80% owned operating joint venture of your VIE, Sinotop. Separately, include a risk factor on the risks involved in a JV of a VIE;
- Trust agreements with "two individual owners" of Jinan Zhong Kuan, with these equity shareholders named. We note that Jinan Zhong Kuan Dian Guang Information Technology Co., Ltd., a PRC company owned 90% by Weicheng Liu 10% by Liang Yuejing, PRC individuals
- The VIE agreements with Zhang Yan, the 100% shareholder of Sinotop Beijing;
- The natural person shareholders of Zong Hai Video and Networks Center;
- Shangdong Media JV, including the Shandong Newspaper Entities ownership and agreements with all entities;
- The equity ownership of Zhong Hai Video by Sinotop Beijing, separate from the agreements, where only a dotted line indicating contractual relationship is currently drawn;
- Clarify the full name, purpose and function of the "YOD WFOE," we note from other disclosure refers to YOU On Demand (Beijing) Technology Co., Ltd., a PRC company wholly-owned by Sinotop Hong Kong. Depict this equity ownership separate from agreements, listing agreements, where only a dotted line indicating a contractual relationship is currently drawn;
- List the agreements between YOD WFOE and the Sinotop Beijing VIE; we note that while a dotted line exists, VIE agreements between Sinotop Hong Kong WFOE and VIE Sinotop Beijing, are the only VIE agreements disclosed; and

- The date and location of equity pledge agreement registrations, stating effectiveness at the dates of registration.

4. Relocate the entities under your JV Jinan Broadband that are not owned by the JV, but rather, own significant interests in the JV, Jinan Guangdian Jia He Digital Television Co., Ltd., a PRC company. List the other shareholders of "Jinan Parent." Such entities should be depicted to the side of the JV, not under the JV, which indicates the JV having an ownership or control position over such entity.

5. Depict the current ownership structure of Networks Center, referring to the shareholder of Jinan Parent, Jinan Radio & Television Network, which had been dissolved and merged into Shandong Broadcast Network.

6. Please tell us any relationships, business, familial, or by marriage, of the natural persons involved contractually, by equity ownership, or nominal shareholding, with the entities listed on this organizational chart.

Risk Factors, page 15

7. Under a separate risk factor heading, state that U.S. financial regulatory and law enforcement agencies have limited and may have no ability to conduct investigations within the People's Republic of China concerning the company, its officers, directors, auditors, market research services or other professional services or experts based in China. This limitation includes, but is not limited to investigations by the U.S. Securities and Exchange Commission, U.S. Department of Justice and U.S. national securities exchanges.

   Additionally, please provide context for this situation by disclosing that China may have limited or no agreements in place to facilitate cooperation with the SEC Division of Enforcement for investigations within its jurisdiction. Explain what this situation may mean for investors with attention to the limited access by U.S. financial regulators including the Public Company Accounting Oversight Board, or PCAOB, and the U.S. Department of Justice to books, records, testimony, on-site investigation of operations, subpoena power and other investigative actions including those stemming from investor tips, complaints and referrals.

In order to comply with PRC requirements, we operate our business through companies…, page 15

8. Please revise your heading to eliminate the statement that VIE structures "comply with PRC requirements."

Executive Compensation, page 46

9. Please include footnote disclosure of all assumptions made in valuation of your option awards by reference to a discussion of those assumptions in the smaller reporting company's financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis.

Report of Independent Registered Public Accounting Firm, page F-1

10. Please provide a revised accountant's report that includes the required independent registered accounting firm's signature. See Rule 2-02(a) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at 202-551-3268, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have any other questions regarding our comments.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director